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                       FIRST AMENDMENT TO

                   JEFFERSON BANKSHARES, INC.

                  EMPLOYEE STOCK PURCHASE PLAN



     The Jefferson Bankshares, Inc. Employee Stock Purchase Plan
(the "Plan") is hereby amended as follows:

     1.   Section 2.k is amended to provide as follows:

          k. Investment Account: The account established by the Agent for each Participating Employee to record Common
     Stock purchased under, or deposited into, the Plan.

     2. Section 5 is amended to add the following as the fourth paragraph in that section:

          A Participating Employee may also deposit shares of Common Stock, including shares of Common Stock held on behalf of the Participating Employee in the Company's Dividend Reinvestment Plan, into the Participating Employee's Investment Account. Shares of Common Stock to be deposited into a Participating Employee's Investment Account must be registered solely in the name of the Participating Employee or, if held on behalf of the Participating Employee in the Company's Dividend Reinvestment Plan, held solely on behalf of the Participating Employee. Participating Employees who wish to deposit shares of Common Stock into their Investment Account must mail their request and, if applicable, the certificates representing their Common Stock to the Agent.

     This Amendment is adopted as of September 26, 1995.



                              Jefferson Bankshares, Inc.



                              By:  /s/ O. Kenton McCartney
                                       President and
                                       Chief Executive Officer